Via Facsimile and U.S. Mail
Mail Stop 6010

March 16, 2009

Mark I. Gittelman
Chief Financial Officer and Treasurer
Elite Pharmaceuticals, Inc.
165 Ludlow Avenue
Northvale, NJ 07647

Re: **Elite Pharmaceuticals, Inc.**
       Item 4.01 Form 8-K/A
       Filed March 12, 2009
       File No. 1-15697

Dear Mr. Gittelman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K/A filed March 12, 2009

1. Please state whether the former accountant resigned, declined to stand for re-election or was dismissed in accordance with Item 304(a)(1)(i).

2. With regards to the third and fourth paragraphs, please specify the subsequent interim period as the "interim period through January 1, 2009".

3. With regards to the fifth paragraph, please confirm to us that the company did not receive written views by the new accounting firm with regards to their engagement to conduct a review of your internal controls over financial reporting.

However, if you did receive written views regarding this matter, please file them as an exhibit.

4. In addition, state whether the former accountant was consulted by the registrant regarding such issues noted in comment 3 above and, if so, provide a summary of the former accountant's views.

5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call me at (202) 551-3627.

Sincerely,

Sasha Singh Parikh
Staff Accountant